As filed with the Securities and Exchange Commission on December 12, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

MASSEY ENERGY COMPANY

(Name of Subject Company (Issuer))

MASSEY ENERGY COMPANY

(Name of Filing Person (Offeror))

4.75% Convertible Senior Notes due 2023

(Title of Class of Securities)

576203 AA 1 (144A) and 576203 AB 9 (Registered)

(CUSIP Number of Class of Securities)

Thomas J. Dostart, Esq.

Vice President, General Counsel and Secretary

MASSEY ENERGY COMPANY

4 North 4th Street

Richmond, Virginia 23219

(804) 788-1800

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of filing persons)

Copies to:

David M. Carter, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 788-8200

Calculation of Filing Fee

Transaction valuation(1) $361,501,800	Amount of filing fee(2) $42,549
(1)	Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that $132,000,000 aggregate principal amount of the outstanding 4.75% Convertible Senior Notes due 2023 are being purchased at the maximum price of $2,738.65 per $1,000 principal amount of Convertible Notes.
(2)	The amount of the filing fee was calculated at a rate of $117.70 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.00011770.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$42,549	Filing Party:	Massey Energy Company
Form or Registration No.:	SC TO-I	Date Filed:	November 23, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Massey Energy Company, a Delaware corporation (the “Company”), on November 23, 2005 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase for cash any and all of its outstanding 4.75% Convertible Senior Notes due 2023 upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the tender offer, copies of which were previously filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11.

The Offer to Purchase is hereby amended as follows:

The second sentence of the first paragraph under “Summary — What is the purchase price for the Convertible Notes in this tender offer?” on page 1 and the second sentence of the first paragraph under “The Tender Offer — Principal Amount of Convertible Notes; Price — General” on page 9 are hereby amended by deleting such sentences in their entirety and replacing them with the following:

“In addition to the purchase price, holders who validly tender and do not withdraw their Convertible Notes in the tender offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase, which is expected to be approximately $5.67 per $1,000 principal amount of Convertible Notes.”

The first sentence under “Summary — What are the significant conditions to the tender offer?” on page 3 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Notwithstanding any other provision of the tender offer, our obligation to accept for purchase, and to pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the tender offer, is conditioned upon the satisfaction of the General Conditions, the Exchange Condition and the Refinancing Condition having occurred or having been waived by us on or prior to the Expiration Date. See ‘Conditions of the Tender Offer.’”

The second sentence under “Summary — How will we pay for the Convertible Notes?” on page 4 is hereby amended by deleting such sentence in its entirety and replacing it the following:

“On December 9, 2005, we priced a private offering under Rule 144A and Regulation S of the Securities Act, which we refer to as the Notes Offering, of $760.0 million aggregate principal amount of our 6.875% Senior Notes due 2013, which we refer to as the 6.875% Notes. The 6.875% Notes will sold at a price of $992.43 per $1,000 principal amount, are our senior unsecured obligations, will pay interest semi-annually and will be guaranteed on a senior unsecured basis by substantially all of our current and future operating subsidiaries. The 6.875% Notes and the related guarantees will rank equally with all of our and the guarantors’ existing and future senior unsecured indebtedness, but will be effectively subordinated to all of our and the guarantors’ existing and future senior secured indebtedness to the extent of the value of the assets securing that indebtedness and to all liabilities of our subsidiaries that are not guarantors.”

The paragraph under “Summary — What is the market value of my Convertible Notes as of a recent date?” on page 5 is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“There is no established reporting or trading system for the Convertible Notes; however, we believe that the Convertible Notes are currently traded over-the-counter. The closing price of our common stock on November 21, 2005 was $38.29 per share. Based on such closing price and the current conversion rate of 51.573 shares of our common stock per $1,000 principal amount of Convertible Notes (subject to adjustment in certain events), if the Convertible Notes had been convertible into our common stock on such date, any holder who converted $1,000 principal amount of Convertible Notes on that date would have received shares of our common stock with a market value of $1,974.73. If, on the Price Determination Date, the Weighted Average Price of our common stock is $38.29, then holders who have validly tendered Convertible Notes and have not validly withdrawn such notes prior to the Expiration Date will receive, in cash, (1) $1,974.73 and (2) $160, plus approximately $5.67 in accrued and unpaid interest, for each $1,000 in principal amount of Convertible Notes. Convertibility of the Convertible Notes is contingent on the price of our common stock. As of the date of this offer, the Convertible Notes are convertible into our common stock. See ‘Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Tender Offer.’

We have used a formula based on the Weighted Average Price for our common stock as the method to calculate the total purchase price for the Convertible Notes because there exists a significant correlation between the trading prices of the Convertible Notes and the trading prices for the underlying common stock into which the Convertible Notes may be converted. As noted under “The Tender Offer — Principal Amount of Convertible Notes; Price —Sample Calculations of Purchase Price,” we have used a wide range of Weighted Average Prices to illustrate the total purchase price that a holder would receive for each $1,000 principal amount of Convertible Notes tendered because the trading price for our common stock has fluctuated significantly within the past two years, trading as high as $57.00 per share and as low as $17.99 per share. The closing price of our common stock on November 21, 2005 of $38.29 per share, which we have used for illustrative purposes above, is near the mid-point of the range of trading prices for our common stock over the past two years. You are urged to obtain current market quotations for our common stock. For trading information regarding such securities, you may contact the dealer manager at its address and telephone number set forth on the back cover of this Offer to Purchase. See ‘Market and Trading Information.’”

The first sentence under “Forward-Looking Statements” on page 7 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Some of the statements contained in this Offer to Purchase, including the documents incorporated by reference herein, discuss our plans and strategies for our business or make other forward-looking statements.”

The second paragraph under “Expiration Date; Extension and Termination” on page 11 is hereby amended by adding the following after the seventh sentence:

“Under Rule 13e-4(f)(5) promulgated under the Exchange Act, we must pay the consideration offered or return the Convertible Notes tendered promptly after termination or withdrawal of the tender offer.”

Clause (1) of the fifth paragraph under “The Tender Offer — Other Matters” on page 15 is hereby amended by deleting such clause in its entirety and replacing it with the following:

“(1) represents, warrants and agrees that: such tendering holder has received a copy of the Offer Documents, understands and agrees to be bound by all the terms and conditions of the tender offer and has full power and authority to tender such tendering holder’s Convertible Notes;”

The last sentence of the sixth paragraph under “The Tender Offer — Other Matters” on page 15 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“We also reserve the right to waive any defects or irregularities as to particular Convertible Notes.”

The first sentence of the first paragraph under “Conditions to the Tender Offer” on page 16 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Notwithstanding any other provision of the tender offer, we will not be required to accept for purchase, or to pay for, Convertible Notes tendered pursuant to the tender offer and may terminate, extend or amend the tender offer and may (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer) postpone the acceptance for purchase of, and payment for, Convertible Notes so tendered if at any time on or after the date hereof and on or prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by us in our reasonable judgment to have occurred) that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the tender offer or with such acceptance for payment or payment.”

The section entitled “General Conditions” and the paragraph immediately following such section under “Conditions to the Tender offer” on page 17 are hereby amended by deleting such section and paragraph in their entirety and replacing them with the following:

“General Conditions. In addition, the tender offer is conditioned upon none of the following having occurred (the “General Conditions”):

(i) there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the tender offer, that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the tender offer;

(ii) there shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction by any court or governmental, regulatory or administrative agency or instrumentality (collectively, a “Legal Event”) that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the tender offer;

(iii) there shall have occurred any development affecting our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or of our subsidiaries or our affiliates that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the tender offer;

(iv) the trustee under the Indenture shall have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the consummation of the tender offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the tender offer or the acceptance of, or payment for, the Convertible Notes; or

(v) there shall have occurred (a) any general suspension of, or limitation on prices for, trading in the U.S. securities or financial markets, (b) any significant change in the price of the Convertible Notes which is adverse to us or any of our affiliates, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) there is (i) an outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of a national emergency or war by the United States or (ii) any other calamity or crisis or any change in political, financial or economic conditions, if the effect of any such event in (i) or (ii), in our sole judgment, makes it impracticable or inadvisable to proceed with the tender offer, or (f) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be asserted by us in our sole discretion regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, in our sole discretion, on or prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted on or prior to the Expiration Date. If we assert or waive any of the foregoing conditions, we will promptly make a public announcement of such assertion or waiver and, if necessary, extend the Expiration Date, by press release in the manner described under ‘Expiration Date; Extension and Termination.’ Any determination by us concerning the events described above will be final and binding on all parties. All of the conditions to the tender offer, other than necessary governmental approvals, must be satisfied or waived on or prior to the Expiration Date.”

The first paragraph “Documents Incorporated by Reference” on page 25 is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“We incorporate by reference in this Offer to Purchase our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on May 10, 2005, August 9, 2005 and November 9, 2005, respectively, our Current Reports on Form 8-K, which were filed with the SEC on February 7, 2005, February 24, 2005, February 25, 2005, March 15, 2005, March 18, 2005, April 1, 2005, May 26, 2005, May 31, 2005, September 26, 2005, November 17, 2005, November 23, 2005, November 30, 2005 and December 9, 2005, and our Current Report on Form 8-K/A, which was filed with the SEC on November 30, 2005.”

The section entitled “Documents Incorporated by Reference” on page 25 is hereby further amended by deleting the second and third full paragraphs in their entirety.

The Letter of Transmittal is hereby amended as follows:

Clause (1) of the third paragraph on page 4 is hereby amended by deleting such clause in its entirety and replacing it with the following:

“(1) represents, warrants and agrees that: such tendering holder has received a copy of the Offer Documents, understands and agrees to be bound by all the terms and conditions of the tender offer and has full power and authority to tender such tendering holder’s Convertible Notes;”

The second sentence of the third paragraph on page 5 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“In addition to the purchase price, holders who validly tender and do not withdraw their Convertible Notes in the tender offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the date of purchase, which is expected to be approximately $5.67 per $1,000 principal amount of Convertible Notes.”

The fourth sentence under “Instructions — 7. Irregularities.” on page 13 is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“We also reserve the right to waive any defects or irregularities as to particular Convertible Notes.”

Item 12.	Material to be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following:

(a)(5)(B)	Press Release issued by the Company, dated November 30, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on November 30, 2005).
(a)(5)(C)	Press Release issued by the Company, dated December 7, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 9, 2005).

(a)(5)(D)	Press Release issued by the Company, dated December 9, 2005 (incorporated herein by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on December 9, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MASSEY ENERGY COMPANY

By:	/s/ Thomas J. Dostart
Thomas J. Dostart Vice President, General Counsel and Secretary

Dated: December 9, 2005

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)	Press Release issued by the Company, dated November 30, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on November 30, 2005).

(a)(5)(C)	Press Release issued by the Company, dated December 7, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 9, 2005).

(a)(5)(D)	Press Release issued by the Company, dated December 9, 2005 (incorporated herein by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on December 9, 2005).